Board of Directors of Ecopetrol S.A. appoints new Chairman of Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that its Board of Directors, in session on April 11th 2023, appointed Ricardo Roa Barragán as CEO of Ecopetrol S.A., who will take office no later than April 30th 2023.

The evaluation and selection process of candidates was carried out with the support of the Compensation, Nomination and Culture Committee of the Board of Directors of Ecopetrol S.A. and was accompanied by an international Headhunting firm specialized in recruitment of senior executives. The appointment took place after a rigorous analysis of the proposed candidates, in accordance with the Ecopetrol S.A. Chairman's Succession Policy and other applicable regulations.

The process of selecting and appointing the new president took place in several stages. In the first instance, the Headhunting firm identified a number of candidates who met the conditions defined in the profile of the position; subsequently, the firm presented a reduced number of candidates who were interviewed by the Board of Directors. Finally, after extensive deliberations, the Board appointed Mr. Roa by consensus.

The new President of Ecopetrol S.A., Ricardo Roa Barragán, is a mechanical engineer from the Universidad Nacional de Colombia and a specialist in engineering management systems from the Pontificia Universidad Javeriana, with more than 30 years of experience, leader in strategic transformations in companies of the energy sector. He has held prominent positions such as CEO of Grupo Energía de Bogotá S.A. E.S.P., Transportadora de Gas Internacional (TGI) and the General Management of Empresa Energía de Honduras EEH.

Bogotá D.C., April 11, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, reserves, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co